[GRAPHIC OMITTED]
Wynnefield Capital, Inc.
450 7th Avenue, Suite 509
New York, NY 10123
                                                       Nelson Obus (212)760-0134
Tel:  (212) 760-0814                                 Joshua Landes (212)760-0814
Fax:  (212) 760-0824                                    Max Batzer (212)760-0330
                                                       Peter Black (212)760-0724
www.wynnefieldcapital.com                        Stephen Zelkowicz (212)760-0278





                                January 23, 2002

Mr. Keith A. Peterson, Chairman, President, and CEO
Mr. Timothy G. Johnson, Executive Vice President and COO
Mr. Joseph K. O'Brien, Vice President, CFO, and Secretary
Phoenix Gold International, Inc.
9300 North Decatur
Portland, OR 97203


Dear Messrs. Peterson, Johnson, and O'Brien:

            We are writing this letter to communicate directly to you and your board why we felt it necessary to submit the shareholder proposal for cumulative voting that will be considered at the Phoenix Gold ("PGLD") annual meeting on February 12th. As you well know, we have been increasingly frustrated by the company's lack of positive direction and management's inability to create (or even slow the dramatic reduction in) shareholder value. The stock price has dropped from over $12 in 1996 to a closing bid of $1.07 on January 18, 2002 -- a decline of over 90 percent. PGLD stock would have been delisted from the Nasdaq SmallCap Market had Nasdaq not imposed a moratorium on its public float requirement following the events of September 11. We have no reason to believe that the company will be able to meet the public float requirement when the moratorium is lifted. You acknowledged the seriousness of this situation in the company's most recent 10-K report when you admitted there can be "no assurance" the company will meet these listing requirements in the future.

            You have also assured shareholders in the past that the situation would improve, particularly with the AudioSource acquisition in December 2000. But since the acquisition, overall company performance has in fact been worse. Although sales increased slightly in the third quarter of 2001, these sales appear to have been largely offset by declining sales of the company's established product lines. In fact, you explain in the 10-K that gross profit (as a percentage of gross sales) actually decreased in 2001 because gross margins on sales of AudioSource products are less than gross margins on the company's other product lines. Overall, fiscal year 2001 was very disappointing as net earnings turned to losses, administrative costs increased both absolutely and as a percentage of sales, and the company went from having almost $1,654,000 in cash and cash equivalents to having a mere $1,002. It appears to us that the AudioSource acquisition, like the company's earlier Carver acquisition, has had no positive effect on the creation of shareholder value.

            In the face of declining company performance and shareholder value over the last several years, management continues to increase its financial benefit from the company. Messrs. Peterson and Johnson, as CEO and COO respectively, continue to collect substantial salaries and, in fact, received generous raises in July of 1999, an apparent reward for holding the stock price flat in the $2 range for several months. In May of last year, the company provided Mr. Johnson with an opportunity to benefit from a momentary increase in stock price by repurchasing 20,000 shares of his PGLD stock outside of any publicly announced repurchase program, as described in the supporting statement to our shareholder proposal found in the proxy statement for the upcoming PGLD shareholder meeting.

            Liquidity in the marketplace, as opposed to that supplied by the company for benefit of its officers, is increasingly a serious issue. The last of the original underwriters associated with the company, D.A. Davison & Company, Inc. (formally Jensen & Company), who co-managed the PGLD IPO in 1995, has recently ceased making a market in the stock. PGLD is no longer viable as a standalone public entity. Being public results in no capital for the company, no value and little liquidity for outside shareholders, and expenses that must be paid from a rapidly depleting cash account.

            Your failure to acknowledge these problems and accept our past offers to help improve the situation causes us to doubt your commitment to working with outside shareholders in the manner expected of a publicly owned company that has been less than successful in creating shareholder value. We have repeatedly offered our assistance in finding a strategic buyer or developing alternative strategies for realizing value for outside shareholders who have suffered from continuously disappearing value. An example is our 1999 proposal to the board outlining how PGLD could be "taken private" at a fair price when it actually had the necessary cash and borrowing power. Now the company lacks the financial resources to purchase the shares of minority investors at a fair price. Accordingly, there is little choice left to PGLD but to seek a buyer or strategic partner before the company faces even more extreme financial exigencies.

            Since you have not taken meaningful steps to convince us you are committed to protecting minority shareholders, we are forced to pursue our shareholder proposal for cumulative voting in hopes of gaining at least a single voice on the PGLD board. This proposal, like our earlier attempts to improve the situation, has of course been met by you with resistance. We have come to expect this by now.

            What we don't understand is how you can oppose our proposal in the company's proxy materials while contradicting this position in your 10-K by acknowledging the extreme degree of insider control necessitating cumulative voting. In the proxy materials, you claim that the company's current voting structure "is most likely to produce a Board of Directors that will effectively represent the interests of all the Company's shareholders." You then mischaracterize our proposal as "introduc[ing] the possibility of a director being committed to serve the special interests of the small fraction of shareholders responsible for the director's election rather than the best interests of the shareholders as a whole." In other words, you criticize our proposal because it would purportedly permit election of a director by a small number of shareholders, and you defend the current voting structure as the best way to assure adequate representation of all shareholders.

            In the company's most recent 10-K, however, you admit that Messrs. Peterson and Johnson own enough shares to elect every single director on the board and make the most important company decisions. You explain:

          "[Messrs. Peterson and Johnson] own approximately 67% of the Company's outstanding common stock. They have the power to control the vote on most issues submitted to the Company's shareholders, including the election of the Company's directors and approval or disapproval of fundamental corporate changes such as mergers, dissolution and changes in control. As shareholders, Messrs. Peterson and Johnson may act in their own self-interest with respect to, among other things, the voting or disposal of their shares of Company common stock." (Emphasis added.)

            In fact, this has happened. Control of the company is even more concentrated than you suggest. Because Mr. Peterson alone owns over 50 percent of the company's stock, he can elect the entire board by himself. Our proposal, in contrast, would create at least a possibility that shareholders other than the company's CEO could elect a director. It is disingenuous for you to oppose this proposal because it allegedly places too much power in the hands of a small number of shareholders when, under the current system, one executive officer can elect the entire board.

            We want you to understand that, though frustrated, we have been and will remain committed to making the best of our investment in the company and trying through every means available to cause you to address the issue of value preservation for minority investors. We again offer our assistance in exploring options to salvage some value for ourselves and other minority shareholders who have even less of a voice than we do. We urge you to seek buyers, explore strategic partnerships or combinations, and nominate directors dedicated primarily to enhancing value for minority shareholders.

                                   Sincerely,


                                   /s/ Nelson Obus
                                   Nelson Obus

cc:   Mr. Edward A. Foehl
      Mr. Frank G. Magdlen
      Mr. Robert A. Brown